Corporate Office 802 SE Plaza Avenue, Suite 200 Bentonville, AR 72712 Phone: (479) 464-9944

May 13, 2008

H. Christopher Owings
Assistant Director
Securities and Exchange Commission
Mail Stop 3561
Washington, D.C. 20549

RE:          America's CAR-MART, Inc.
Form 10-K for Fiscal Year Ended April 30, 2008
Filed July 3, 2008
Definitive Proxy Statement on Schedule 14A
Filed August 28, 2008
Form 10-Qs for the Quarterly Periods Ended July 31, 2008, October 31, 2008 and January 31, 2009
Filed September 9, 2008, December 5, 2008 and March 9, 2009
Form 8-K
Filed June 26, 2008
File No. 000-14939

Dear Mr. Owings:

Please find our response to your comments dated April 16, 2009 related to the above filings.  Items in italics represent proposed changes/additions to the filing and section in question.

Form 10-K for Fiscal Year Ended April 30, 2008

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 18

Liquidity and Capital Resources, page 25

1.           Please expand this section to discuss known material trends and uncertainties that will have, or are reasonably likely to have, a material impact on your revenues or income or result in your liquidity decreasing or increasing in any material way. For example, we note on page 21 you discuss higher purchase costs due to the decrease in domestic new car sales and on page 22 you reference credit losses due to your customers having difficulty making payments under the terms of their loans. Discuss whether you expect these trends to continue and how they may impact your plans to expand, your available liquidity, or any other factors. Please provide similar additional analysis concerning the quality and variability of your earnings and cash flows so that investors can ascertain the likelihood or the extent past performance is indicative of future performance. Please discuss whether you expect levels to remain at this level or to increase or decrease. Also, you should consider discussing the impact of any changes on your earnings. Further, please discuss in reasonable detail:

  Economic or industry-wide factors relevant to your company, and
  Material opportunities, challenges, and risks in the short and long term and the actions you are taking to address them.
See Item 303 of Regulation S-K and SEC Release No. 33-83 50.

Response:

The following discussion is an example of the type of language to be added to future filings:

The primary drivers of operating profits and cash flows include 1) top line sales 2) interest rates on finance receivables 3) gross profit percentages on vehicle sales and 4) credit losses.

Cash flows from operations in 2008 were positively impacted by 1) higher sales levels with consistent gross margin percentages, 2) significantly lower credit losses, 3) improvements in current and deferred income taxes which resulted from the effect of an increase in the allowance for credit losses combined with a decrease in finance receivables during fiscal 2007, 4) increases in liabilities for fiscal 2008 resulting from increased sales levels and deferred payment protection plan revenue, offset by 5) other components of the change in finance receivables including originations, collections, inventory acquired in both repossessions and payment protections plan claims as well as the actual payment protection plan claims. Finance receivables, net, increased by $24.2 million during 2008.

The purchase price the Company pays for a vehicle has a significant effect on liquidity and capital resources. Several external factors can negatively affect the purchase cost of vehicles. Decreases in the overall volume of new car sales, particularly domestic brands, leads to decreased supply in the used car market. Also, the expansion of the customer base due in part to constrictions in consumer credit, as well as general economic conditions, can have an overall effect on the demand for the type of vehicle the Company purchases for sale. Because the Company bases its selling price on the purchase cost for the vehicle, increases in costs result in increased selling prices. As the selling price increases it becomes more difficult to keep the gross profit percentage and loan term in line with historical results, as the Company’s customers have limited incomes and their car payment must remain affordable within their individual budgets. The Company has seen increases in the cost of vehicles and resulting increases in selling prices and terms over the last few years. Management does expect some continuing increases in purchase costs on a going-forward basis but at a decreasing rate. The Company has devoted significant efforts to improve its purchasing processes to ensure adequate supply at appropriate prices. This is expected to result in gross margin percentages and overall loan terms remaining fairly consistent with recent experience.

Macro-economic factors can have a significant effect on credit losses and resulting liquidity. General inflation, particularly within staple items such as groceries and gasoline, as well as overall unemployment levels can have a significant effect on collection results and ultimately credit losses. The Company has made improvements to its business processes within the last few years to strengthen controls and provide stronger infrastructure to support its collection efforts. With these improvements, the Company anticipates that credit losses on a going-forward basis will be in the range of 21-23% of sales. Significant negative macro-economic effects could cause actual results to differ from the anticipated range.

The Company believes it will have adequate liquidity to continue to grow its revenues and to satisfy its capital needs for the foreseeable future.

Critical Accounting Estimates, page 27

2.           Please note that the critical accounting policy section is intended to highlight those areas that require significant estimates and management judgment as well as those areas that involve a choice of accounting policy where different policies could produce materially different results. In future filings, please revise the discussion of your critical accounting policies to focus on the assumptions and uncertainties that underlie your critical accounting estimates, rather than duplicating the disclosure of significant accounting policies in the financial statement footnotes. Please also quantify, where material, and provide an analysis of the impact of critical accounting estimates on your financial position and results of operations for the periods presented, including the effects of and reasons for changes in critical accounting estimates between periods. In addition, please include a qualitative and quantitative analysis of the sensitivity of reported results to reasonably likely changes in your assumptions, judgments, and estimates, including the likelihood of obtaining materially different results if different assumptions were applied. For example, please expand your allowance for credit loss disclosures to more specifically discuss the significant estimates involved in your accounting and supplement your discussion by providing quantitative analysis. Please consider disclosing further information about your allowance for credit loss percentage, delinquency levels, collateral values, and other significant estimates utilized, and addressing in more detail how the current economic downturn has impacted these assumptions and estimates. Please refer to SEC Release No. 33-8350.

Response:

The Company only has one Critical Accounting Estimate as over 80% of assets are in Finance Receivables, net. There are no other estimates that we consider to be significant or material and as such we have focused only on the one critical accounting estimate.

As to additional information, we have considered additional disclosures but as America’s Car-Mart is the only publicly traded company in the industry we serve and since our primary competitors are smaller mom-and-pop or regional companies, we would like to maintain our current disclosures relating to delinquencies and to not provide specific information on collateral values, average per loan charge-offs or other company specific factors. We do fully disclose 30+ and 90+ delinquent accounts. Additionally, we do provide information as to the value of inventory involved in repossessions and fully disclose all components of our credit losses. We have first hand knowledge that our competitors review our filings and can gain competitive benefits. To provide specific information on average charge-off losses and collateral values could cause us competitive harm. We do disclose the ranges of purchase prices for the vehicles we sell and the terms of our notes.

Excerpt from 10-K, page 27:

The Company maintains an allowance for credit losses on an aggregate basis at a level it considers sufficient to cover estimated losses in the collection of its finance receivables. At April 30, 2008, the weighted average total loan term was 27.2 months with 19.5 months remaining. The reserve amount in the allowance for credit losses, $44.8 million, was 22% of the principal balance in Finance Receivables of $208.2 million, less unearned payment protection plan revenue of $4.6 million. The estimated reserve amount is the Company’s anticipated future net charge-offs for losses incurred through the balance sheet date. The allowance was established at a level that takes into account historical credit loss experience (both timing and severity of losses), with consideration given to recent credit loss trends and changes in loan characteristics (i.e., average amount financed, months outstanding at loss date, term and age of portfolio), delinquency levels, collateral values, economic conditions and underwriting and collection practices. The allowance for credit losses is reviewed at least quarterly by management with any changes reflected in current operations.  The calculation of the allowance for loan losses uses the following primary factors:

•	The number of units repossessed or charged-off as a percentage of total units financed over specific historical periods of time.

•
The average net repossession and charge-off loss per unit during the last eighteen months, segregated by the number of months since the loan origination date, and adjusted for the expected future average net charge-off loss per unit.  About 50% of the charge-offs that will ultimately occur in the portfolio are expected to occur within 10-11 months following the balance sheet date.  The average age of an account at charge-off date is 11.5 months.

•
The timing of repossession and charge-off losses relative to the date of sale (i.e., how long it takes for a repossession or charge-off to occur) for repossessions and charge-offs occurring during the last eighteen months.

A point estimate is produced by this analysis which is then supplemented by any positive or negative subjective factors to arrive at an overall reserve amount that management considers to be a reasonable estimate of incurred losses that will be realized via actual charge-offs.

Although it is at least reasonably possible that events or circumstances could occur in the future that are not presently foreseen which could cause actual credit losses to be materially different from the recorded allowance for credit losses, the Company believes that it has given appropriate consideration to all relevant factors and has made reasonable assumptions in determining the allowance for credit losses. Periods of economic downturn do not necessarily lead to increased credit losses as the Company provides basic affordable transportation to customers that, for the most part, do not have access to public transportation.  The effectiveness of the execution of internal policies and procedures within the collections area has historically had a more significant effect on collection results than macro-economic issues. A 1% change, as a percentage of finance receivables, in the allowance for credit losses would equate to an approximate pre-tax charge of $2 million.

Financial Statements for the Fiscal Year Ended April 30, 2008

Statements of Operations, page 33

3.           Based on your disclosures, we assume that your presentation of cost of sales excludes any charges for depreciation and amortization. If our understanding is correct, please revise the caption for cost of sales consistent with the guidance in SAB Topic 11:B.  Additionally, please briefly describe the types of expenses that you classify as cost of sales, either in the footnotes to your financial statements or in MD&A, as we believe this assists your readers when comparing you to other companies.

Response:

In future filings we will revise the caption for Cost of Sales to “Cost of Sales-excluding depreciation shown below”. Additionally, we will describe the types of expenses that are classified as cost of sales in the footnotes to the financial statements. These items include costs incurred to ready the vehicle for sale such as license and title costs, gasoline, transport services, repairs, etc.

Note B – Summary of Significant Accounting Policies, page 36

4.           We assume by the lack of segment disclosures that you have one reportable segment. Please tell us if you aggregate any operating segments into your single reportable segment. If so, please tell us how your operating segments are structured and how they meet the aggregation criteria of paragraph 17 of SFAS 131, including how you determined the aggregated operating segments have similar long-term average gross margins, and disclose that operating segments have been aggregated in accordance with paragraph 26.(a.) of SFAS 131. If you only have one operating and reportable segment under SFAS 131, please explain to us how you reached this conclusion, and consider clearly disclosing this fact as we believe this provides useful information to your investors about how management views your company.

Response:

The following discussion will be added to all future filings in accordance with SFAS 131:

The Company has one operating and reportable segment under SFAS 131. The Company operates in the Buy Here/Pay Here segment of the used car market, also referred to as the Integrated Auto Sales and Finance industry.  In this industry, the nature of the sale and the financing of the transaction, financing processes, the type of customer and the methods used to distribute the Company’s products and services, including the actual servicing of the loans as well as the regulatory environment in which the Company operates all have similar characteristics.  Each of our individual lots are similar in nature and only engage in the selling and financing of used vehicles. All individual lots have similar operating characteristics.  As such, individual lots have been aggregated into one operating segment.

Finance Receivables, Repossessions and Charge-offs and Allowance for Credit Losses, page 37

5.           We have reviewed your disclosures regarding your finance receivable and allowance for credit losses and have the following comments:

•
Tell us and revise future filings to describe in further detail how you determine your allowance for credit losses. Please cite the accounting guidance you utilize in recording your allowance and explain whether you evaluate loans individually and/or as a group. You may wish to refer to the guidance in SAB Topic 6:L.

•
Tell us if the loans you provide customers are simple interest loans or pre-computed loans, whereby borrowers are obligated to pay back principal plus the full amount of interest that will accrue over the entire term of the loans. If you provide pre-computed loans, please tell us the method you use to apply proceeds received between principal and interest and how that application impacts your recognition of interest income, if at all. Please also disclose these matters to your investors.

•
Explain to us why unearned finance charges, representing the balance of interest income remaining from the total interest to be earned over the terms of your installment contracts, have been reflected as a reduction to the finance receivable. Tell us how you compute the earned and unearned pieces of your overall finance charge. Please also disclose these matters to your investors.

•	You disclose on page 39 that you compute interest income using the interest method. Please confirm that you use the effective interest method.

•
Please provide us with an illustrative example complete with journal entries that summarizes how you record loan originations, loan repayments, amortization of unearned finance charges, loan pre-payments, and the accrual of interest.

•
Please tell us and disclose to your investors the accounting policies indicated by paragraph 13(c)(l) of SOP 01-6, or tell us why these are not applicable to you. To the extent that you have placed any of your loans on nonaccrual status, please also show us and provide to your investors the disclosures required by paragraph 13(g) of SOP 01-6 and, with reference to SAB Topic II:K, the disclosures described in Item III.C.l of Industry Guide 3. If you do not place loans on nonaccrual status, please better explain your policies to us and your investors.

•
With reference to SAB Topic 11:K, please show us and provide to your investors the disclosures described in Item III.B and IlI.C.2 of Industry Guide 3, or tell us why these are not applicable to you. If you have any impaired loans within the scope of SEAS 114, please show us and provide to your investors the disclosures required by paragraph 20(a)-(c) of the standard.

•
You disclose on page seven that you periodically enter into contract modifications with customers to extend the payment terms.  Citing applicable authoritative accounting guidance, please tell us and disclose to your investors how you account for these modifications. Please c1arify if you provide any concessions to customers that would constitute a troubled debt restructuring.

Response:

•	Excerpt from 10-K, page 37:

Bullets 1 - 3, 6

The Company originates installment sale contracts from the sale of used vehicles at its dealerships.  These installment sale contracts carry interest rates ranging from 6% to 19% using the effective interest method in compliance with FAS 91 including any deferred fees. Loan origination costs are not significant. Finance receivables are collateralized by vehicles sold and consist of contractually scheduled payments from installment contracts net of unearned finance charges and an allowance for credit losses. Unearned finance charges represent the balance of interest receivable to be earned over the entire term of the related installment contract, less the earned amount ($833,000 at April 30, 2008), and as such, has been reflected as a reduction to the gross contract amount in arriving at the principal balance in finance receivables ..  An account is considered delinquent when a contractually scheduled payment has not been received by the scheduled payment date. The Company does not place loans on nonaccrual status. Delinquent loans are addressed and either repossessed or written off, if the collateral cannot be recovered, quickly. This is due to the fact that customer payments are set to match pay-days with over 80% of payments due on either a weekly or bi-weekly basis. The frequency of the payment due dates combined with the declining value of collateral lead to prompt resolutions on problem accounts. On average, accounts are approximately 53 days past due at the time of charge-off.  At April 30, 2008 and 2007, respectively, 3.1% and 3.4% of the Company’s finance receivable balances were 30 days or more past due.

The Company takes steps to repossess a vehicle when the customer becomes delinquent in his or her payments, and management determines that timely collection of future payments is not probable.  Accounts are charged-off after the expiration of a statutory notice period for repossessed accounts, or when management determines that the timely collection of future payments is not probable for accounts where the Company has been unable to repossess the vehicle.  For accounts with respect to which the vehicle was repossessed, the fair value of the repossessed vehicle is charged as a reduction of the gross finance receivable balance charged-off.  For previously charged-off accounts that are subsequently recovered, the amount of such recovery is credited to the allowance for credit losses.

The Company maintains an allowance for credit losses on an aggregate basis, as opposed to a loan-by-loan basis, at a level it considers sufficient to cover estimated losses in the collection of its finance receivables. In accordance with FASB Statement No. 5, the Company accrues an estimated loss as it is probable that the entire amount will not be collected and the amount of the loss can be reasonably estimated in the aggregate.  The allowance for credit losses is based primarily upon historical credit loss experience, with consideration given to recent credit loss trends and changes in loan characteristics (i.e., average amount financed and term), delinquency levels, collateral values, economic conditions and underwriting and collection practices.  The allowance for credit losses is periodically reviewed by management with any changes reflected in current operations.  Although it is at least reasonably possible that events or circumstances could occur in the future that are not presently foreseen which could cause actual credit losses to be materially different from the recorded allowance for credit losses, the Company believes that it has given appropriate consideration to all relevant factors and has made reasonable assumptions in determining the allowance for credit losses.

A similar discussion will be added to future filings.

Bullet 4

•	Excerpt from 10-K, page 39:

Interest income is recognized on all active finance receivable accounts using the effective interest method.

       Bullet 5

•	Journal entries:

1	Loan Originations
Sale of a vehicle for $7,999
customer paid $400 down

Dr	Accounts Receivable	7,599
Dr	Cash	400
Cr	Sales		7,999

Dr	Cost of Sales	4,300
Cr	Inventory		4,300
2	Establish Total Unearned Interest-
Dr	Accounts Receivable	900
Cr	Unearned Interest-contra AR		900

3	Earn interest - effective simple interest
Dr	Unearned Interest-	70
Cr	Accounts Receivable		70

Dr	Accrued Interest Receivable	70
Cr	Interest Income		70

4	Loan Repayments
Dr	Cash	325
Cr	Accounts Receivable		255
Cr	Accrued Interest Receivable		70
	NSF/Late fee income (if applicable)

5	Loan Prepayments
Dr	Cash	7,599
Cr	Accounts Receivable		7,599

Dr	Unearned Interest	900
Cr	Accounts receivable		900

Bullet 7

•	SAB Topic 11:K-

➢
Item III.B – The Company’s Retail Installment Sales Contracts have an average life of only 26 months. We do not feel that providing a break-down of the maturities of our contracts between one year and less and from one to five years would provide investors with meaningful information given the industry in which we operate.

➢
Item III.C.2 – Based on the nature of our business, basically all of our customers have known credit problems which cause management to have doubts as to the ability of such customers to comply with the present loan re-payment terms. We sell and finance vehicles to customers who cannot obtain financing through other traditional sources. Most of our customers live paycheck to paycheck and don’t have checking accounts. The Company does not place loans on nonaccrual status.  We do disclose accounts that are 30+ and 90+ days delinquent in our filings.

➢
Many of our loans are impaired at any point in time. In accordance with paragraph 6 of FAS 114, the loans are smaller balance homogenous loans evaluated collectively for impairment, thus FAS 114 disclosures are not applicable. Because of a) the frequency of the due dates on our loans (over 80% are due either weekly or bi-weekly), and b) the promptness of our actions on problem accounts to either repossess because of the declining value of the collateral or to write-off an account when collateral cannot be recovered, impaired loans do not remain on our books for an extended period of time (our average account loss is taken within 53 days of it becoming delinquent).

      Bullet 8

•	The following discussion will be added to future filings:

The Company only enters into a contract modification or extension if it believes such action will increase the amount of monies the Company will ultimately realize on the customer’s account. At the time of modification, the Company expects to collect amounts due including accrued interest at the contractual interest rate for the period of delay. Other than the extension of additional time, concessions are not granted to customers at the time of modifications. Modifications are minor and are made for pay-day changes, minor vehicle repairs and other reasons.

Inventory, page 37

6.           We read on page seven that repossessed vehicles are either sold on a retail basis through one of your stores or sold for cash on a wholesale basis primarily through physical or on line auctions. With reference to paragraph 13(f) of SOP 01-6, please tell us how you determined it was appropriate to classify repossessed vehicles as inventory. Your response should quantify the amount of inventory comprised of repossessed vehicles at each balance sheet date and as of October 31, 2008.

Response:

Per 13 (f) of SOP 01-6, “Certain returned or repossessed assets, such as inventory,  should not be classified separately if the assets subsequently are to be utilized by the entity in operations”.  The Company believes its repossessed inventory meets this criterion.

At April 30, 2008, the Company had $1,077,688 of repossessed vehicles in its inventory balance ($1,075,589 at October 31, 2008). This inventory was sold to unrelated third parties, at approximately break-even, in the normal course of business very quickly after April 30, 2008.

Revenue Recognition, page 39

7.           We understand that you principally derive your revenues from used vehicles sales, service contracts, payment protection plans, and interest income and late fees earned on finance receivables, Please revise future filings to provide the revenue disclosures by product and service group required by paragraph 37 of SFAS 131. Additionally, please consider whether useful information would be conveyed to your investors by dividing used vehicle sales into multiple categories. If you believe that other product categories are more appropriate, please advise.

Response:

We will revise future filings to disclose revenues broken down by a) Wholesales, b) Retail Vehicle Sales, c) Service Contract Sales, and d) Payment Protection Plan Revenue. Interest Income is already separately shown in the income statements. Additionally, we will disclose the late fee income component which is reflected within Interest Income.

8.           We note that you sell service contracts and ratably recognize those revenues over the five-month service contract period. We further note your disclosures on page six that you coordinate service with third party service centers with which you typically have previously negotiated labor rates and mark-up percentages on parts. Please tell us the nature and significant terms of your arrangements with the third-party service centers, including whether or not they receive a specified fee for each service contract sold and whether or not you remain the legal obligor under the contracts.

Response:

Typically, our individual lots have several repair shops that they use to perform work, prior to resale, on the vehicles we purchase. The Company typically uses those same repair shops for any service contract claims. All of these agreements are informal in nature and re-negotiated on a frequent basis to ensure we obtain the most value for the service received. We typically pay a negotiated hourly labor rate and supply the parts requirements for a given repair, although in certain cases we do allow a small mark-up on the parts. None of our service providers receive any fees based on service contracts sold and the Company remains the legal obligor under the service contracts.

9.           We note your disclosures here and in Note J. Please tell us how you considered the disclosures required by paragraphs A240(b)(1)(c) and A240(d)(2) of SFAS 123R for your stock options exercisable at year end. Also tell us how you considered the guidance in paragraphs A240(b)(2) and A240(d) for your restricted shares issued under the Stock Incentive Plan.

Response:

SFAS 123R - Paragraph A240(b)(1)(c) – Under Footnote J, the Company indicates that “Options for 360,000 shares were granted to executive officers on October 16, 2007 but were not yet exercisable”. All other options are exercisable. We did not specifically state that in the footnotes.  In future filings we will add a statement that indicates all other options are exercisable.

SFAS 123R – Paragraph A240(d) (2) – The Company did not break down the information for only the currently exercisable options. In future filings we will provide the appropriate disclosure.

SFAF 123R – Paragraphs A240(b)(2) and A240(d) – Since the Company has had very limited activity in our Stock Incentive Plan and since that activity has been concentrated in a few fiscal periods, we considered the disclosures presented to be adequate. In future filings, the Company will provide all required information for the restricted shares issued under the Stock Incentive Plan.

Note C – Finance Receivables, Net, page 45

10.           We note the tabular analysis of your finance receivables allowance at the bottom of page 45. Please tell us how you considered the guidance in Instruction 2 to Item IV.A of Industry Guide 3. Also tell us how you considered separately disclosing the amount of recovered collateral and the amount of charge-offs, either within this table or in narrative form, and separately quantify these amounts in your response for each year presented in your Form 10-K.

Response:

The Company basically follows the outline provided in the Industry Guide 3. However, recoveries have historically been immaterial and as such have been included in the “Charge offs, net of recovered collateral” line. Since the Company includes the recovered value of vehicle collateral within the Inventory line of the Statements of Cash Flows, the reader can see the total value assigned to recovered collateral for the period (all within the operating activities section of the cash flow statement). In future filings we will provide a “grossed up” table at the bottom of page 45.

Note H – Capital Stock, page 48

11.           We note that you classify the redeemable preferred stock of your subsidiary as a liability. Please clarify why you classify the preferred stock as a liability, and tell us the accounting guidance you are relying upon. Also tell us and disclose in future filings how you account for preferred stock dividends.

Response:

A subsidiary of the Company issued 500,000 shares of $1.00 par value preferred stock. The Company’s subsidiary can redeem the preferred stock at any time at par value plus any unpaid dividends.  After April 30, 2010, a holder of 400,000 shares of the subsidiary preferred stock can require the Company’s subsidiary to redeem such stock, plus any unpaid dividends.  According to FASB 150, paragraph 11, “A financial instrument, other than an outstanding share, that, at inception, (a) embodies an obligation to repurchase the issuer’s equity shares, or is indexed to such an obligation, and (b) requires or may require the issuer to settle the obligation by transferring assets shall be classified as a liability.”  The put option is considered a separate agreement and not part of the shares.

Per the above, the Company should only classify $400,000 as a liability and the remaining $100,000 as equity in subsidiary instead of the entire $500,000 as a liability.  We have concluded that the amounts involved are not material and a presentation in equity would not benefit a reader of the Company’s financial statements.

In addition, we will add the following to the end of the footnote, “Preferred dividends are included in Selling, general and administrative in the Consolidated Statements of Operations.”

Note L – Fair Value of Financial Instruments, page 51

12.           We note that the fair value of your net finance receivable as of April 30, 2008 is significantly less than its carrying value. Please reconcile this difference and clarify why further markdowns of the receivable are not necessary.

Response:

The Company estimated the fair value of its receivables at what a third party purchaser might be willing to pay. We have had discussions with third parties and have recently bought and sold portfolios, and have even had a recent third party appraisal that indicates a 37.5% discount to face would be a reasonable fair value in a negotiated third party transaction.   Since the Company has no intention of offering the receivables for sale, we fully expect to collect approximately 78% of the outstanding principal balance, which is reflective of the book value at April 30, 2008. Basically, by “working” the accounts internally we expect to realize more than a third party purchaser would expect to collect with a profit margin included.

Note N – Quarterly Results of Operations (unaudited), page 52

13.           Please tell us why you have excluded gross profit from your presentation of quarterly financial data. Refer to Item 302 of Regulation S-K. In this regard, based on your analysis of changes in gross margin within MD&A, it appears that you can calculate this number and that management believes this number is meaningful since you use it to analyze your results.

Response:

The Company will provide this information in all future filings.

Exhibits, page 58

14.           Please file complete copies of material agreements, including all exhibits, schedules and attachments. See Item 601(b)(l0) of Regulation S-K. For example, we note that you have not filed each of the exhibits to Exhibits 4.2 and 4.3. Please review your material agreements, and re-file complete agreements. Also, the filing dates for Exhibits 4.2.5, 4.3.5 and 4.4 appear to be incorrect. It appears that you filed those agreements on a

Form 8-K on May 21, 2008. Similarly, you have indicated that Exhibits 3.2, 10.7, 10.8 and 10.9 were filed on a Form 8-K on December 7, 2007 while it appears that they were filed as exhibits to a Form l0-Q on that date. Please review the exhibit index and revise.

Response:

We note your comments and we will revise the exhibit index and file the complete agreements in our next periodic report.

Exhibit 31

15.           We note that you have deleted clauses from subparagraph 4(d) and paragraph 5 of the certifications signed by Mr. Williams and Mr. Henderson. We also note that you changed the word “is” to “was” in subparagraph 4(a) of your Form l0-Q for the quarterly period ending July 31, 2008. In future filings, please ensure that your certification appears exactly as set forth in Item 601(b)(31) of Regulation S-K.

Response:

In future filings we will ensure that certifications appear exactly as set forth in Item 601(b)(31) of Regulation S-K.

Definitive Proxy Statement on Schedule 14A

Compensation Discussion and Analysis, page 9

Base Salary, page 11

16.           We note your disclosure on page 11 that for fiscal year 2008 your Chief Executive Officer received a 17.6% increase and your Chief Operating Officer received an 8.8% increase in their base salaries as compared to fiscal year 2007. Please discuss the factors considered in deciding to implement these increases. See Item 402(b)(2)(ix) of Regulation S-K.

Response:

The Compensation Committee of the board of directors granted these increases in base salary as a result of increased responsibilities and market factors. Increased responsibilities related to the retirement of Tilman J. Falgout as CEO and the additional responsibilities required of both Mr. Henderson and Mr. Hight as a result of Mr. Falgout’s retirement. The Company will more fully discuss specific factors in deciding to increase salaries in future filings.

Economic Profit, page 11

17.           We note your discussion in the second paragraph on page 11 regarding your use of “economic profit” as the performance criteria for certain of your named executive officers. We further note that you used net income as your General Counsel’s performance criterion for fiscal 2008. Please discuss the analysis that led to your decision to use net income, as opposed to economic profit, as the criterion for your General Counsel’s performance and how this fits into your overall compensation objectives.

Response:

The Company’s General Counsel, Mr. Falgout, was previously the CEO with a three year employment contract set to end in April 2009. When Mr. Henderson was named CEO in 2008, he and the other two named executives (exclusive of the General Counsel) were granted new employment contracts expiring on April 30, 2010. The new employment contracts were based on economic profit, a measure that the Compensation Committee feels is more representative of the true profits of the Company. Mr. Falgout’s compensation was to continue to be based on net income as that was the measure under his existing employment contract. We will our expand disclosure to explain this to shareholders in future filings.

18.           We note that you have not disclosed the levels of economic profit per diluted share performance goals for your short-term incentive compensation. Please disclose the goals for fiscal 2008. See Item 402(b)(2)(v) and Instruction 2 to item 402(b) of Regulation S-K. To the extent you believe that disclosure of the target would result in competitive harm such that the target could be excluded under Instruction 4 to Item 402(b) of Regulation S-K, please provide on a supplemental basis a detailed explanation supporting your conclusion. Also, tell us why you did not include the target, threshold and maximum payments in the grants of plan-based awards table.

Response:

The Company does believe that that disclosure of the specific performance goals would result in competitive harm. Redacted employment agreements were filed with the Form 10-Q for the fiscal quarter ended October 31, 2007 (we redacted all of the projected economic numbers from Appendix A of the agreements), and the Company filed a Confidential Treatment Request on the same day, December 7, 2007.  We did receive an order granting confidential treatment from the SEC dated April 2, 2008.

The Company did not believe that the operation of the short term incentive plan fit within the Grants of Plan-Based Awards Table presentation requirements; however, we will review this issue again and address it in the next filing. Please note that we did fully discuss the plan in the narrative disclosures in the proxy statement.

19.           Please disclose why you awarded the amounts of short-term incentive awards for 2008 that are identified in the summary compensation table and discuss why certain executive officers received awards that were characterized as bonuses instead of short term non- equity incentive awards. See Item 402(b)(l) of Regulation S-K.

Response:

In future filings, we will provide explanatory footnotes to the Summary Compensation Table explaining all short-term non-equity payments and cross-referencing to the Compensation Discussion and Analysis section as well as the Employment Agreements section of the proxy statement. From time to time, the Compensation Committee has made discretionary cash awards outside of plans, included under the Bonus column. In future filings, we will provide explanatory footnotes and cross-reference to applicable sections of the proxy statement.

Form 10-Q for the Quarterly Period Ended July 31, 2008

Item 4. Controls and Procedures, page 22

A)  Evaluation of Disclosure Controls and Procedures, page 22

20.           We note in the last sentence of the first paragraph on page 22 you state that your Chief Executive Officer and Chief Financial Officer concluded that information required to be disclosed by the company is accumulated and communicated to your management to allow timely discussions regarding required disclosure. Please confirm, if true, that your Chief Executive Officer and Chief Financial Officer also concluded that this information is accumulated and communicated to your management to allow timely decisions regarding required disclosure. In the future, please also ensure that you refer to the definition of disclosure controls and procedures exactly as it is set forth in Rule 13a-15(e) or Rule 15d-l5(e), as applicable; under the Securities Exchange Act of 1934.

Response:

We confirm that the Company’s Chief Executive Officer and Chief Financial Officer concluded that this information is accumulated and communicated to management to allow timely decisions regarding required disclosure. In future filings, we will ensure that we refer to the definition of disclosure controls and procedures exactly as it is set forth in Rule 13a-15(e).

Form 10-Q for the Quarterly Period Ended January 31, 2009

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 13

21.           You disclose that credit losses in the first nine months of fiscal 2009 were 21.8% of sales compared to 22.8% for the comparable prior period. Please clarify why this percentage has declined despite the recent adverse economic and market conditions discussed on page 22 of your quarterly filing. Based on recent negative trends in such factors as unemployment levels, fuel and energy costs, and discretionary spending levels, we would have expected your reserve percentage to increase from the prior period. Please ensure future filings disclose in further detail the reasons for fluctuation in this reserve percentage.

Response:

The primary reason for the improvement in credit losses between periods relates to improvements the Company has made to its business practices, including better underwriting and better collection procedures. The positive improvements in our business practices have led to better collection results. Negative macro economic issues do not always lead to higher credit loss results for the Company, as we provide basic affordable transportation which in many cases is not a discretionary expenditure for our customers.

In future filings we will disclose further detail for the reasons for fluctuations in our credit loss percentage.

Form 8-K filed June 26, 2008

22.           We note your presentation in the attached press release of net income and earnings per share for 2007 excluding the effects of a non-cash increase in the allowance for loan losses and excluding the effects of the favorable income tax results recognized during the fourth quarter. If you wish to present non-GAAP measures in future filings, please ensure that you comply with Instruction 2 to Item 2.02 of Form 8-K, Item 10(e)(1)(i) of Regulation S-K, and our related Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures (our Non-GAAP FAQ).

Response:

In future filings, if we wish to present non-GAAP measures, we will ensure we comply with Instruction 2 to Item 2.02 for Form 8-K, Item 10(e)(1)(i) of Regulation S-K, and the Staff’s Non-GAAP FAQ guidance.

Also, we acknowledge the following statements:
  The Company is responsible for the adequacy and accuracy of the disclosure in its filings;
  Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and
  The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Jeff Williams, Chief Financial Officer, at (479) 418-8021, with any questions.

Sincerely,

Jeff Williams
Chief Financial Officer
America's CAR-MART, Inc.